STRASBURGER & PRICE, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
512.499.3600

July 21, 2017

Via EDGAR and Federal Express

Loan Lauren P. Nguyen
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 4628

Attention:          Irene Barbarena-Meissner

Re:	Royale Energy Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 16, 2017
File No.  333-216055

Dear Ms. Nguyen and Ms. Barbarena-Meissner:

On behalf of our clients, Royale Energy Holdings, Inc. (“Holdings”), and Royale Energy, Inc. (“Royale”), we are responding to the comments contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated June 28, 2017, relating to the referenced filing.  Numbered responses below correspond to the numbered comments in your letter.  Today the Company filed Pre-Effective Amendment No. 3 to its Registration Statement on Form S-4 (the “S-4/A”), containing the revisions described below. Page numbers in our responses below refer to pages of the S-4/A as filed via EDGAR.  We also have enclosed, via Federal Express, four paper copies of the S-4/A, marked to show changes from Amendment No. 21 and keyed to comments, as well as a copy of this letter.

General
1.
We note your response to prior comment 1 and your statement that you intend to file amendments to your December 31, 2016 annual report and March 31, 2017 quarterly report to incorporate corresponding changes to the disclosures in those filings, as applicable, “within the next day or so”. We do not see where the amended filings have been made. Please let us know the status of these filings in your next response.

Response:  Conforming amendments to Royale’s 2016 10-K and Q1 2017 10-Q have been filed.

1 The paper copies do not include the Annexes to the proxy statement/prospectus, which have not been changed in response to comments.

Questions and Answers, page 1
What are the material differences between Delaware corporate law and California corporate law?, page 11
2.
Please revise the introductory section of this question and answer to clarify that if shareholders approve the reorganization proposal, Royale shareholders will hold common stock in a Delaware company, and that there are material differences between Delaware and California corporate law.

Response:  See page 11.  We added the following sentence at the beginning of the question:

If Royale’s shareholders approve the reorganization proposal, they will become shareholders of Holdings, which is incorporated under Delaware law, instead of Royale, which is incorporated under California law.  There are material differences between California and Delaware corporate law, some of which are not favorable to minority shareholders.
Selected Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 30
3.
We note you present pro forma balance sheet information as of December 31, 2016. Please note your pro forma presentation should be based only on the latest balance sheet included in the filing, which is as of March 31, 2017. Please remove the pro forma balance sheet information as of December 31, 2016.

Response:  See page 31.  We removed the pro forma balance sheet as of December 31, 2016.
4.
We note you state, “The table sets forth information related to the merger as if it had become effective on December 31, 2016.” Please revise this explanation of the pro forma presentation to comply with the guidance in Rule 11-02(b)(6) of Regulation S-X. That is, your pro forma balance sheet reflects the merger as if it had occurred on March 31, 2017, and your pro forma statements of operations information reflect the merger as if it had occurred on January 1, 2016.

Response:  See page 30. We corrected the references in the explanation of the pro forma presentation.
Opinion of Northland Capital Markets to Royale Board of Directors, page 61
Net Asset Valuation Analysis, page 67
5.
Please revise to describe the “risking factors based on reserve category and location” that were discussed with management of Royale and Matrix, and quantify the assumptions used in Northland’s net asset valuation analysis of Matrix and Royale, respectively.

Response:  See page 67.  We added the following information shown in bold below under Opinion of Northland –  Net Asset Valuation Analysis:

Net Asset Valuation Analysis

The Net Asset Value, or NAV, of Matrix was determined by adding (i) the PV-10 (as defined below) of Matrix’s proved developed producing, proved developed non-producing and proved undeveloped reserves based on the Matrix reserve report and risking factors based on reserve category and location, as discussed with Royale’s and Matrix’s management, (ii) the book value or estimated fair market value of other assets, which assets include surface rights in California, (iii) working capital, (iv) minus debt. [Based on Northland’s discussion with Royale’s and Matrix’s management,] Northland risked Matrix’s proven undeveloped reserves [in the Sansinena Field] by 50% in this analysis due to the lack of recent, offsetting wells having been drilled at the time of the Matrix reserve report to validate the ultimate recoveries.

Based on this analysis, the NAV of Matrix’s assets was $34,395,850.

The NAV of Royale was determined by adding (i) the PV-10 (as defined below) of Royale’s proved developed producing, proved developed non-producing and proved undeveloped reserves based on the Royale NSAI Reserve Report and risking factors based on reserve category and location, as discussed with Royale’s and Matrix’s management, (ii) the book value or estimated fair market value of other assets, (iii) working capital, (iv) minus debt. [Based on Northland’s discussion with Royale’s and Matrix’s management, no additional risking was applied to Royale’s proved reserves.]

Based on this analysis, the NAV of Royale was $1,764,499.
Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 92
6.
We note in response to prior comment ten you now present pro forma per share information. Please disclose how you calculated the number of shares of common stock outstanding on a basic and diluted basis to compute pro forma earnings per share amounts.

Response:  See page 99.  We added Note (2) to the Unaudited Pro Forma Condensed Consolidated Combined Financial Information disclosing the following calculation of the number of shares used to compute pro forma earnings per share amounts:

Royale Shares Outstanding as of March 31, 2017	21,797,572
Holdings Shares issued in exchange of Matrix common stock, Matrix LP interests, Matrix Operator common stock	25,830,903
Conversion of Royale Promissory Note	3,950,000
Royale Employee Compensation	60,000
Basic Pro Forma Weighted Average Shares Outstanding	51,638,475

Reserved for Issuance to former Royale Series AA Preferred Holders	23,331
Diluted Pro Forma Weighted Average Shares Outstanding	51,661,806

7.
Refer to pro forma adjustment Note (a). We note your revised purchase price allocation includes goodwill in the amount of $517,104. Please indicate where goodwill is reflected on your pro forma balance sheet.

Response:  See page 99.  The inclusion of goodwill in the purchase price calculations in Note (a) was a mistake.  No goodwill is being attributed to the purchase price calculation.  Royale continues to reevaluate the transaction and its corresponding purchase price calculation.  We have adjusted the consideration paid in light of our current stock price, and we have adjusted the oil & gas properties in light of changes in oil prices.
8.
We note in response to prior comment nine you have updated the stock price used to compute the purchase price and have included a sensitivity analysis. Please correct the “25% Stock Price” column headings as they appear to be reversed. That is, in the second column you are presenting how the purchase price would change had there been 25% stock price decrease and in the third column you are presenting how the purchase price would change had there been a 25% stock price increase.

Response:  See page 101. We corrected the column headings.
9.
We note in response to prior comment 12 you now include disclosure stating there are no pro forma adjustments included regarding the tax effects of the merger as it is “expected to be treated as a tax free exchange by the merger constituents.” Please clarify who you are referring to when using the term, “merger constituents.”

Response:  See page 100.  We revised Note (j) to read as follows.

No pro forma adjustments have been included regarding the tax effects of the merger.  Royale and Matrix will each continue as separate entities after the proposed reorganization, though they may file a consolidated tax return.  The shareholders of Royale, Matrix and Matrix Operator and the limited partners of the Matrix LPs will receive their interests in Holdings in tax free exchanges.
10.	We reissue our prior comment 14 as it appears the 53,086,979 adjustment amount to Additional Paid in Capital includes additional adjustments not listed in Note (g).
Response:  See page 100.  We added a line to the table in Note (g) reflecting the additional paid in capital.  The revised table appears as follows:
Cancellation of Royale common stock, no par value	$(41,240,449)
Cancellation of Matrix common stock no par value	(5,000)
[Issuance of Holdings common stock, $0.001 par value	51,663
Additional paid in capital	53,886,515
Additional accumulated deficit	2,465,722
Cancellation of Matrix non-controlling interest - subsidiaries	10,709,041
Cancellation of Matrix non-controlling interests – affiliates	(667,098)

11.
In response to prior comment 22 in our letter dated March 14, 2017 you stated that you intended to file pre-acquisition “Sansinena Acquisition” financial statements. Please describe any efforts you have undertaken to prepare and file these financial statements or explain any change in your position on their utility and intention to include them in your registration statement.

Response:  Since the original S-4 was filed in February 2017, and Matrix has re-evaluated its position on whether pre-acquisition financial statements are required for the Sansinena/East LA Field acquisitions.  Matrix, Royale and Holdings now believe that pre-acquisition financial statements for these properties are not relevant for the purposes of the proxy statement/prospectus for the following reasons.
The audited financial statements of Matrix include the Sansinena/East LA Field assets, liabilities and results of operations for the period from the acquisition as of April 2016, through year end, as well as unaudited financial statements including these fields through March 2017, for a total of twelve months’ operations so far.
Matrix acquired the Sansinena/East LA Fields from a much larger company, California Resources Corporation (NYSE: CRC), which did not provide separate financial statements to Matrix covering the acquired assets.  Matrix has sought data from the seller but could not obtain the financial information required to audit a statement of operations for the Sansinena/East LA Fields without unreasonable cost and expense.
Moreover, we do not believe that a 2015 statement of operations for these properties would be relevant to the recipients of the proxy statement/prospectus.  The production information which Matrix has on the Sansinena and East LA Fields indicates that these fields operated at a loss because production costs exceeded revenue.  By way of example, the data provided by CRC for operations on the Sansinena Field for the eleven months from January 1 to November 31, 2015, shows a net operating loss of $3,017,275, as follows:
1/1/2015 to 11-30-2015
Revenue	$5,299,712
Operating expense & taxes	7,013,092
Capital expenditures	1,303,894
Operating loss	(3,017,275)
Accordingly, we have determined that it would not be relevant to investors or to shareholders receiving the proxy statement/prospectus.
Unaudited Pro Forma Combined Oil and Natural Gas Reserves, Standardized Measure of Discounted Future Cash Flows and Production Data, page 102
12.
We note that an arithmetic summation of the individual figures for proved developed and proved undeveloped reserves, by product type of oil, natural gas and equivalent barrels of oil equivalent, presented for Matrix appears to be inconsistent with the grand total of such figures shown as “Estimated Proved Reserves.” Please resolve these inconsistencies or tell us why a revision is not needed. This comment also applies to the corresponding figures representing the Merger Pro Forma Combined reserves presented here and on page 31 and the figures presented on page F-64 at the beginning and end of period for the fiscal years ended December 31, 2016, 2015 and 2014.

Response:  See Matrix’s Oil & Gas Properties – Oil, Gas and Natural Gas Liquids Reserve Information, page 138, Pro Forma Combined Reserves, page 102,and Matrix Supplemental Information About Oil And Gas Producing Activities (Unaudited), page F-64.  We reconciled the differences between the Matrix reserve estimates in the reserve table in the Matrix’s Oil & Gas Properties – Oil, Gas and Natural Gas Liquids Reserve Information, the Merger Pro Forma Combined Reserves, and the Matrix Supplemental Information About Oil And Gas Producing Activities (Unaudited).  For clarity, we added a line showing Total Proved Developed Reserves to the table in Matrix’s Oil & Gas Properties, which is the only one of the three tables that separately shows proved developed producing reserves and proved developed non-producing reserves.
Royale’s Properties, page 116
Net Proved Oil and Natural Gas Reserves, page 117
13.
Please revise the disclosure relating to the changes in Royale’s proved undeveloped reserves to reconcile the difference in the net quantities at the beginning of the period, e.g. 3,600 barrels of oil and 336,600 Mcf or approximately 59.7 MBoe, to the net quantities at the end of the period, e.g. zero barrels of oil and 314,925 Mcf or approximately 52.5 MBoe. Your disclosure should reconcile the overall change by separately identifying and quantifying the individual changes, including offsetting changes, resulting from the conversion of proved undeveloped reserves to proved developed reserves, additions due to extensions and discoveries, and additions or reductions due to acquisitions, divestitures and revisions in the previous estimates of reserves. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the comparable disclosure and tabular presentation of the changes in Matrix’s proved undeveloped reserves provided on page 139.

Please note that Item 1203(b) of Regulation S-K specifically requires the disclosure of material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to proved developed reserves.
14.
Please expand the disclosure relating to Royale’s proved undeveloped reserves to discuss the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves. As part of your expanded disclosure quantify the amount of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

Response to Comments 13 and 14:   See page 117.  We revised the net quantities of reserves and added the following statement regarding conversion of proved undeveloped reserves:
During 2016 16,900 MCF were moved from PUD to PDP and a downward revision of one undeveloped well resulted in a reduction of 4,800 MCF.

Matrix’s Oil & Gas Properties, page 137
Proved Undeveloped Reserves, page 139
15.
Please revise the figure representing the total net quantities of Matrix’s proved undeveloped reserves as of December 31, 2016 and the related changes that occurred during 2016 to resolve the inconsistency with the corresponding figure for total proved undeveloped reserves provided on page 138.

Response:  See page 139.  We corrected the figures in the Proved Undeveloped Reserves table.
Production, Average Price and Average Production Cost, page 140
16.
We note your disclosure revisions and written response to our prior comment 22. Please note that Item 1204(a) of Regulation S-K requires the separate disclosure of production that occurred during the year, by final product sold, relating to individual fields that represent 15% or more of total proved reserves at fiscal yearend. To comply with the disclosure requirement under Item 1204(a) of Regulation S-K, you should modify the disclosure relating to the Sansinena and East LA Fields provided on page 141 to exclude production that predates the date that Matrix acquired an ownership interest.

Response:  See page 141.  We modified the production tables for the Sansinena and East LA Fields to include the post-acquisition period of April 1 – December 31, 2016.
Matrix Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 144
Results of Operations for the Twelve Months Ended December 31, 2016, as Compared to the Twelve Months Ended December 31, 2015, page 151
Changes in Reserve Estimates, page 152
17.
We note the revised discussion of the changes in reserves that occurred in 2016 is focused on the changes in proved undeveloped reserves; whereas, the discussion of changes here and elsewhere on page 154 for 2015 and 2014 is focused on the changes in total proved reserves. Furthermore, the figures for the undeveloped reserves as of December 31, 2016 provided in the new disclosure appear to be inconsistent with the estimates of proved undeveloped reserves presented on pages 102 and 138. Please revise the disclosure relating to the 2016 reserves to additionally discuss the changes in total proved reserves. If you elect to discuss the changes in 2016 total proved reserves as well as the changes in 2016 proved undeveloped reserves, please expand the discussion here and on page 154 relating to the 2015 and 2014 reserves to additionally discuss the changes in proved undeveloped reserves.

Response:  See page 151.  We revised the discussion of 2016 changes in reserves to discuss only changes in total proved reserves, and we added an explanation of the changes in reserve estimates.  We deleted the discussion of changes in 2016 proved undeveloped reserves.  On pages 140 and 141, we corrected the 2015 total proved estimates, which now match the 2015 reserve estimates on page F-68.

Consolidated Financial Statements of Matrix Oil Management Corporation
Note 3- Acquisition of Certain Oil and Gas Properties, page F-56
18.
We have read your response to prior comment 26 and we re-issue our previous comment in part. We do not see where you have fully complied with the applicable disclosure requirements outlined in FASB ASC 805-10-50-1 and 50-2, 805-20-50-1 and 805-30-50-1 as your current disclosures relating to this business combination are incomplete.

Response:  Royale and Holdings believe that the current disclosures comply with FASB ASC 805-10-50 based on the following analysis.  After the Sansinena/East LA Field acquisition, Matrix became an early adopter of ASU 2017-01 and determined that Sansinena/East LA Fields were an asset acquisition.  Because of their adoption of this guidance, Matrix concluded that the ASC 805-10 guidance does not apply in this case and therefore, for the purposes of ASC 805-10, the Sansinena/East LA Field acquisition should not be treated as the acquisition of a business.
Royale agrees that this acquisition is a strategic acquisition, and that ASU 2010-4 would apply to Royale in its proposed acquisition of Matrix and its properties; however, Royale and Holdings cannot require Matrix to modify its determination that the Sansinena/East LA Field is an asset acquisition, particularly in light of their proper issuance of the auditors’ opinion on their financial statements which has been circulated to, among others, Matrix’s lending institution.  Royale and Holdings recognize that, after the merger of Holdings and Matrix, Holdings will be required to provide an audit under Regulation S-X Section 3-05.  Additional information regarding efforts to comply with this requirement can be found in the response to comment 11.
Matrix Oil Management Corporation and Affiliates
Supplemental Information about Oil and Gas Producing Activities (Unaudited), page F-63
Changes in Estimated Reserve Quantities, page F-64
19.
We note the figures representing the proved developed oil and gas reserves for the period ending December 31, 2016 appear to be inconsistent with the corresponding figures provided on page 102 and page 138 including proved developed non-producing reserves. Please note that proved developed non-producing reserves should be included in the figure representing total proved developed reserves. Resolve the inconsistencies in your disclosure or tell us why a revision is not needed.

Response:  See pages 102, 151 and F-64.  We corrected the inconsistencies.
Exhibits
20.
It appears that you will assume the obligations under the Term Loan Agreement. Please file a copy of the Term Loan Agreement effective June 15, 2016 among Matrix, Matrix Operator and the Matrix LPs, as borrowers party thereto, Arena Limited SPV, LLC, as administrative agent thereto, and the lenders party thereto.

Response:  We filed the Term Loan Agreement as Exhibit 10.3.

We trust that the foregoing information adequately responds to your comments.  If you have additional questions or comments, please contact me at 512.499.3626 (email lee.polson@strasburger.com).
Very truly yours,

Strasburger & Price, LLP

By:  Lee Polson